

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Anthony D'Adamio, Esq.
Senior Vice President and General Counsel
Bioventus Inc.
4721 Emperor Boulevard, Suite 400
Durham, North Carolina 27703

Re: Bioventus Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.5, 10.6, 10.7, 10.7(a), 10.7(b) and 10.9
Filed January 20, 2021
File No. 333-252238

Dear Mr. D'Adamio:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance